# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Turnstone Biologics Corp., CIK 0001764974
CUSIP: 90042W100
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 9310 Athena Circle, Suite 300, La Jolla, California (CA), 92037
Date of event which requires filing of this statement: 08/08/2025
Filed by CIK 0001589097
Persons authorized to receive notices and communications: Max Eisenberg, One Sansome Street, Suite 1650, San Francisco, California (CA), 94104, 415-801-8100

## Reporting persons
- Versant Venture Capital V, L.P. (CIK 0001589097): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Versant Affiliates Fund V, L.P. (CIK 0001589095): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Versant Ophthalmic Affiliates Fund I, L.P. (CIK 0001589098): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Versant Ventures V, LLC (CIK 0001619298): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Versant Venture Capital V (Canada) LP (CIK 0001612235): type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Versant Ventures V GP-GP (Canada), Inc. (CIK 0001619297): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Versant Ventures V (Canada), L.P. (CIK 0001716490): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Versant Vantage II, L.P. (CIK 0001832235): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Versant Vantage II GP, L.P. (CIK 0001839790): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Versant Vantage II GP-GP, LLC (CIK 0001839789): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Turnstone Biologics Corp.
Address of issuer's principal executive offices: 9310 Athena Circle, Suite 300, La Jolla, California (CA), 92037
Comment: This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D originally filed by certain of the Reporting Persons with the Securities and Exchange Commission on August 3, 2023 (the "Original Schedule 13D"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged; provided, however, that all references in the Original Schedule 13D to the number of shares of the Issuer's Common Stock outstanding as of the closing of the IPO are hereby deleted in their entirety. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 26, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with XOMA Royalty Corporation ("XOMA") and XOMA's wholly owned subsidiary XRA 3 Corp., a Delaware corporation ("Purchaser"), relating to, among other things, the merger of Purchaser with the Issuer in an all cash transaction, pursuant to a tender offer (the "Offer), with the Issuer surviving as a wholly owned subsidiary of XOMA. In connection with the Merger Agreement, VVC V, VAF V, VOA, VVC CAN and Vantage LP (collectively, the "Versant Stockholders") and certain other stock holders (each a "Stockholder" and together, the "Stockholders") entered into an Amended and Restated Offer to Purchase (the "Offer Agreement") with XOMA and Purchaser pursuant to which each Stockholder agreed, among other things, and subject to the terms and conditions of the Offer Agreement, to tender all of the shares of Common Stock held by such Stockholder in the Offer. The foregoing descriptions of the Merger Agreement and the Offer Agreement are qualified in their entirety by reference to the full text of such agreements. The Offer Agreement is included as Exhibit (a)(1)(E) of the Issuer's Schedule TO filed with the Commission on July 24, 2025. The Merger Agreement is included as Exhibit 2.1 of the Issuer's Current Report on Form 8-K, filed with the Commission on June 27, 2025. Both the Offer Agreement and the Merger Agreement are incorporated herein by reference.

The Offer and related withdrawal rights expired on August 7, 2025, and as a result of the satisfaction of the Minimum Tender Condition (as defined in the Offer Agreement) and each of the other conditions to the Offer, on August 11, 2025, Purchaser accepted for payment all Common Stock that was validly tendered (and not properly withdrawn) pursuant to the Offer. The Versant Stockholders aggregately tendered 3,381,692 shares of Common Stock, which constituted all of each of their respective shares of Common Stock of the Issuer in the Offer for the right to receive (a) a cash payment of $0.34 per share (the "Cash Amount") and (b) one non-transferable contractual contingent value right representing the right to receive any applicable milestone payment if specified milestones are achieved. Following the consummation of the Offer, the remaining conditions to the merger set forth in the Merger Agreement were satisfied, and on August 11, 2025, Purchaser was merged with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of XOMA. The terms of the Offer are described more fully in the Issuer's Current Report on Form 8-K (the "Form 8-K") (File No. 001-41747) filed with the Commission on August 11, 2025, and the above summary is qualified by reference to such description and the full text of the Form 8-K, which is filed as Exhibit 9 to this Amendment and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and 13 of the cover pages of this Amendment for each Reporting Person and the corresponding comments.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 and 13 of the cover pages of this Amendment for each Reporting Person and the corresponding comments.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of August 11, 2025, the Reporting Persons ceased to beneficially own more than 5% of the Issuer's outstanding Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Amendment is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 7: Agreement and Plan of Merger dated as of June 26, 2025 (filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K as filed with the Commission on June 27, 2025 (SEC File No. 001-41747) and incorporated herein by reference).

Exhibit 8: Amended and Restated Offer to Purchase dated as of July 23, 2025 (filed as Exhibit (a)(1)(E) to the Issuer's Tender Offer Statement on Schedule TO as filed with the Commission on July 24, 2025 (SEC File No. 005-94123) and incorporated herein by reference).

Exhibit 9: The Issuer's Current Report on Form 8-K (filed with the Commission on August 11, 2025 (SEC File No. 001-41747) and incorporated herein by reference).

## Signatures
- Versant Venture Capital V, L.P.: /s/ Max Eisenberg, Max Eisenberg, Chief Operating Officer of Versant Ventures V, LLC, the general partner of Versant Venture Capital V, L.P. (08/12/2025)
- Versant Affiliates Fund V, L.P.: /s/ Max Eisenberg, Max Eisenberg, Chief Operating Officer of Versant Ventures V, LLC, the general partner of Versant Affiliates Fund V, L.P. (08/12/2025)
- Versant Ophthalmic Affiliates Fund I, L.P.: /s/ Max Eisenberg, Max Eisenberg, Chief Operating Officer of Versant Ventures V, LLC, the general partner of Versant Ophthalmic Affiliates Fund I, L.P. (08/12/2025)
- Versant Ventures V, LLC: /s/ Max Eisenberg, Max Eisenberg, Chief Operating Officer (08/12/2025)
- Versant Venture Capital V (Canada) LP: /s/ Max Eisenberg, Max Eisenberg, COO of Versant Ventures V GP-GP (Canada), Inc., GP of Versant Ventures V (Canada), L.P., GP of Versant Venture Capital V (Canada) LP (08/12/2025)
- Versant Ventures V GP-GP (Canada), Inc.: /s/ Max Eisenberg, Max Eisenberg, Chief Operating Officer (08/12/2025)
- Versant Ventures V (Canada), L.P.: /s/ Max Eisenberg, Max Eisenberg, Chief Operating Officer of Versant Ventures V GP-GP (Canada), Inc., the general partner of Versant Ventures V (Canada), L.P. (08/12/2025)
- Versant Vantage II, L.P.: /s/ Max Eisenberg, Max Eisenberg, Chief Operating Officer of Versant Vantage II GP-GP, LLC, the GP of Versant Vantage II GP, L.P., the GP of Versant Vantage II, L.P. (08/12/2025)
- Versant Vantage II GP, L.P.: /s/ Max Eisenberg, Max Eisenberg, Chief Operating Officer of Versant Vantage II GP-GP, LLC, the general partner of Versant Vantage II GP, L.P. (08/12/2025)
- Versant Vantage II GP-GP, LLC: /s/ Max Eisenberg, Max Eisenberg, Chief Operating Officer (08/12/2025)